Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

April 24, 2020

Confidential

Ms. Claire Erlanger

Mr. Charles Eastman

Ms. Asia Timmons-Pierce

Mr. Thomas Jones

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ebang International Holdings Inc. (CIK No. 0001799290)
Response to the Staff’s Comments on
Draft Registration Statement on
Form F-1 Confidentially Submitted on April 10, 2020

Dear Ms. Erlanger, Mr. Eastman, Ms. Timmons-Pierce and Mr. Jones,

On behalf of our client, Ebang International Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 23, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 10, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has also updated the Registration Statement to reflect a change in the offering structure from the listing and offering of American depositary shares (representing Class A ordinary shares) to Class A ordinary shares.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

General

1.	Please ensure that the opinion of your PRC counsel includes discussion of the new PRC Foreign Investment Law that took effect on January 1, 2020 and the extent that it may be applicable to and have material effects on any of your PRC businesses. Include disclosure, as necessary, under the risk factors and regulations sections of the filing.

In response to the Staff’s comment, the Company has filed with the Registration Statement a revised opinion from its PRC counsel and revised the disclosure on page 124 of the Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin beijing boston brussels hong kong london los angeles new york palo alto san diego san francisco seattle shanghai washington, dc wilmington, de

2.	Please revise the annex of the opinion to present the names in English or revise the body of the opinion to explicitly name, in English, each of the entities referenced. You may also revise your opinion to qualify the extent that the referenced annex includes all of your PRC entities.

In response to the Staff’s comment, the Company has filed with the Registration Statement a revised opinion from its PRC counsel.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, George Qin, by telephone at 1-713-343-4211, or by email at gqin@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Dong Hu, Chief Executive Officer, Ebang International Holdings Inc.
George Qin, Partner, MaloneBailey, LLP
Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation
David Zhang, Partner, Kirkland & Ellis International LLP
Benjamin W. James, Partner, Kirkland & Ellis International LLP
Amanda Mi Tang, Partner, Kirkland & Ellis International LLP